Exhibit 99-2
                                                                    ------------


                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------
We are pleased to submit the condensed unaudited financial statements of Koor Industries Ltd. for the first half and second quarter of 2007, ended June 30, 2007.

Koor Industries Ltd. (the "Company") is a member of the IDB Group and is one of the most prominent holding companies in Israel, investing in companies operating in a range of business segments. The Company, together with its wholly-owned subsidiaries ("Koor") generally invests in investees where it obtains influence in their direction and management.

As stated in section 5 below, during the quarter the Company voluntary delisted its ADRs from the NYSE, announced the termination of the ADR program and its intention to deregister when conditions permitted. As a result, the Company is attaching to its financial statements this Directors' Report, commencing this Quarter.

1.   Results of operations

The Company's net earnings for the first half of 2007 was NIS 275 million, with basic earnings per ordinary share of NIS 16.4, compared with earnings of NIS 7 million and basic earnings per ordinary share of NIS 0.7 for the first half of 2006.

The Company's net earnings for the second quarter of 2007 was NIS 151 million, with basic earnings per ordinary share of NIS 9.1, compared with losses of NIS 94 million and basic loss per ordinary share of NIS 6.0 for the second quarter of 2006.


Breakdown of Koor's financial results:

---------------------------------------------------------------------------------------------------------------------
                                                              First half of the       Second quarter of
                                                                    year                   the year         Full year
                                                           ---------------------  ------------------------  ---------
                                                              2007         2006        2007         2006        2006
                                                           ---------    --------  ----------    ----------  =========
                                                                  Unaudited               Unaudited           Audited
                                                           ---------------------  ------------------------  =========
                                                                                   NIS millions
                                                           ----------------------------------------------------------
Koor's equity in the operating results of investee
  companies, net                                                231           90         128          (30)         46
Profit from divemstment of investments less
  amortization, net                                              60            5          27            5          47
Administrative, financing and other expenses, net               (16)         (88)         (4)         (69)      (134)
                                                           ============ =========== ============ =========== ========
Net earnings                                                    275            7         151          (94)       (41)
Basic earnings per ordinary share (in NIS):                    16.4          0.7         9.1         (6.0)      (2.0)




1.1      Koor's equity in the operating results of investee companies, net
---------------------------------------------------------------------------------------------------------------------

                                      Koor's equity in                  Koor's equity in the
                                   the operating results               operating results for
                                   for the first half of               the second quarter of
                                          the year                            the year
                                 ----------------------- ------------ ----------------------- -------------
                                    2007         2006       Change        2007         2006        Change
                                 ----------- ----------- ------------ ----------- ----------- -------------
                                                                 NIS millions
                                 --------------------------------------------------------------------------
 Makhteshim Agan                    197           146          35%          85           60        42%
 ECI                                 77             5       1,440%          49            6       717%
 Telrad                                2         (62)         n/a            -          (61)       n/a
 ECtel                               (5)            *         n/a           (1)           *        n/a
 Other Companies                       2         (33)         n/a            9          (26)       n/a
 Excess cost and other
 adjustments                        (42)          34**        n/a          (14)          (9)      (56%)
-----------------------------------------------------------------------------------------------------------
Total                               231           90          157%           128         (30)       n/a



                 Translation from Hebrew. The binding version is the original Hebrew version.


                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------


     *  ECTel has been treated as an affiliated company since Q3 2006.
     ** Including profit of NIS 62 million for cumulative impact of change in accounting principles (cancellation of allocation to loss for securities converted into shares in investees, pursuant to first-time implementation of Standard 22).

1.2  Earnings from divestment of investments less amortization, net

                                           First half of the   Second quarter of
                                                 year                the year
                                          ------------------  ------------------
                                            2007     2006      2007      2006
                                          -------  --------- -------  ----------
                                                       NIS millions
                                          --------------------------------------
     Earnings from divestment of
     investments less amortization, net      60        5        27        5

In Q2 2007, this item included in particular net earnings of about NIS 15 million from the divestment of our holdings in Knafaim Holdings Ltd. and NIS 14 million from the divestment of our holdings in Sheraton Moriah (Israel) Ltd. In the first half of 2007 this profit also included net earnings of about NIS 10 million from the divestment of part of our holdings in Elbit Systems Ltd for which payment was received in Q1, as well as net earning of about NIS 23 million from the divestment of our holdings in Scopus Video Networks Ltd. In Q2 and the first half of 2006 this item included in particular net earning of about NIS 4 million from the divestment of our holdings in Koor Trade Ltd.

1.3    Administrative, financing and other expenses, net

                                           First half of the   Second quarter of
                                                 year                the year
                                          ------------------  ------------------
                                            2007     2006      2007      2006
                                          -------  --------- -------  ----------
                                                       NIS millions
                                          --------------------------------------
     Administrative, taxes and other
        expenses, net                         (9)     (32)      (3)        (29)
     Financing expenses, net                  (7)     (56)      (1)        (40)
     ----------------------------------------------------- ----------- ---------
     Total administrative, taxes, financing  (16)     (88)      (4)        (69)
        and other expenses, net


The main factors, which impacted this item in Q2 and the first half of 2007 were a decrease in administrative, taxes and other expenses, net, mainly on account of a reduction in the number of employees and office-holders, and a reduction in finance expenses, net, on account of low rates of inflation during the period, an increase in the profits from tradable securities and a reduction in average net borrowings. In Q2 a further reduction was recorded in finance expenses as a result of an increase in the Shekel exchange rate to the USD during the Quarter.

The main factors which impacted this item in Q2 and the first half of 2006 were an increase in administrative, taxes and other expenses, net, on account of the retirement of employees and office-holders, as well as an increase in finance expenses, net, on account of an increase of average net borrowings. In Q2 a further increase was recorded in finance expenses on account of an increase in the inflation rate during the quarter.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

2.     Segments of operation

2.1 Earnings before financing expenses and income tax, by operating segment ("Contribution of business segment ")

                                                                      Second quarter of
                                              First half of the year        the year       Full year
                                             -----------------------  -------------------  ---------
                                                 2007      2006         2007        2006      2006
                                             ---------- ------------  -------- ----------  ---------
                                                                    NIS millions
                                             -------------------------------------------------------
      Agrochemicals                               155       139           72         53        66
      Teleommunications                            71       (79)          50        (61)     (122)
      Venture capital investments                  24       (14)           1        (12)       40
      Other holdings                                5         1            2          1        12
                                             -------------------------------------------------------
      Total                                       255        47           125       (19)       (4)

2.1.1  Agrochemicals business segment

                                                                         Second quarter of the
                                               First half of the year            year
                                             --------------------------  ---------------------
                                                 2007          2006         2007        2006
                                             ------------ -------------  -----------  --------
                                                                    NIS millions
                                             -------------------------------------------------
        Contribution of business segment          155           139           72          53


The change in the segment's financial results in the first half and second quarter of 2007 compared to the corresponding period in 2006, derives from the increase in Koor's holding percentage in Makhteshim Agan and from the improvement in Makhteshim Agan's financial results.

Below follows a description of the business activity of the company in this business segment during the reporting period:


Makhteshim Agan (39%), reported the following financial results:


                                            First half of the                       Second quarter
                                                   year                               of the year
                                            -------------------                     --------------
                                                                    Increase                            Increase
                                              2007        2006     (decrease)     2007         2006    (decrease)
                                            -------    --------   -----------   ---------  --------   -----------
                                                 Million USD             %            Million USD             %
                                            -------------------   -----------   -------------------   -----------
        Revenues                              1,109        952          16%          550       458           20%
        Gross profit                           387         338          14%          189       160           18%
        Operating income                       188         150          25%          88         66           33%
        Financing income (expenses)           (23)        (26)         (12%)        (12)       (14)         (14%)
        Net income                             119         98           21%          52         40           30%


The improved results of Makhteshim Agan in the first half and in Q2 2007 compared with the corresponding period last year, stems from several positive trends. 1. An increase in the prices of agricultural products (principally corn and soy beans), which caused an increase in demand for Makhteshim Agan products;
2. Relatively benign weather conditions in most geographic areas in which Makhteshim Agan operates, which created greater than expected demand for crop protection products and which contributed to a recovery of the market, which had been impacted by difficult weather conditions in 2006; 3. Makhteshim Agan reports its results in US Dollars, and thus the strengthening of various currencies (especially the Euro and the Real) against the US Dollar impacted positively on the increase in revenues, notwithstanding the strengthening of the Shekel, which increased local expenses in Israel.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

2.1.2    Telecommunications business segment

                                                                                          Second quarter of the
                                                                First half of the year              year
                                                              -------------------------  ----------------------
                                                                  2007          2006         2007        2006
                                                              -----------  ------------  ----------   ---------
                                                                                     NIS millions
                                                              -------------------------------------------------
        Contribution of business segment                           71           (79)          50         (61)


The change in the segment's financial results in the first half and second quarter of 2007 compared to the parallel period in 2006, derives from the improvement in Telrad's financial results, as well as those of ECI, whose improvement stems also from the floating of Veraz Networks, as described below.

Below follows a description of the business activity of the company in this business segment during the reporting period:


ECI (28%), reported the following financial results (the data are presented on the basis of ECI's financial statements, which are prepared in accordance with US GAAP):


                                            First half of the                       Second quarter
                                                   year                               of the year
                                            -------------------                     --------------
                                                                    Increase                            Increase
                                              2007        2006     (decrease)     2007       2006      (decrease)
                                            -------    --------   -----------   ---------  --------   -----------
                                                 Million USD             %            Million USD             %
                                            -------------------   -----------   -------------------   -----------
        Revenues                              319         332          (4%)       164         170          (4%)
        Gross profit                          138         132           5%         71          67           6%
        Operating income                       14           9          56%          9           5           80%
        Net income                             44          13         238%         25          10          150%


The reduction in revenues of ECI in the first half and Q2 2007 compared with the corresponding period last year, stems from a decrease in sales in the Broadband Access Division, which was partly set off by increased sales in the Transport Networks Division. A decrease in the cost of sales led to an increase in gross income, operating income and net income in the first half and Q2 2007. Further, the increase in net income was affected by the IPO of Veraz Networks, an ECI investee, which was accompanied by the sale of part of ECI's shares in Veraz Networks. As a result of the floatation, during Q1 2007 ECI recorded, in accordance with US GAAP, tax income benefit of USD 12.5 million, and during Q2 2007 capital gains of USD 15.5 million. In accordance with Israel GAAP, ECI recorded additional income of USD 12 million in Q2 2007. In accordance with US GAAP, this additional income will be recorded in ECI's books in Q3 2007.

2.1.3    Venture Capital Investments business segment

                                                  First half of the year      Second quarter of the year
                                                 -------------------------  ------------------------------
                                                    2007          2006           2007              2006
                                                 -----------  ------------  -------------  ---------------
                                                                        NIS millions
                                                 ---------------------------------------------------------
        Contribution of business segment             24           (14)             1               (12)


The change in the segment's financial results in the first half and second quarter of 2007 compared with the same period in 2006, derives from the improvement in the operating results of Koor Corporate Venture Capital, as detailed below.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

Below follows a description of the business activity of the company in this business segment during the reporting period:


Koor Corporate Venture Capital (100%), reported the following financial results:

                                                  First half of the year       Second quarter of the year
                                                --------------------------  -----------------------------
                                                    2007          2006           2007              2006
                                                ------------  ------------  -------------  --------------
                                                         Million NIS                Million NIS
                                                --------------------------  -----------------------------
        Revenues                                     25            -               1                -
        Operating income                             24           (12)             1               (10)
        Net profit                                   24           (13)             1               (12)


The increase in revenues of Koor Corporate Venture Capital in Q2 2007 compared with the corresponding period last year, stems from cancellation of provisions for impairment that had been recorded in previous periods. The increase in revenues in the first half of 2007 as compared with the first half of 2006 stems mainly from capital gains to the partnership from the divestment of its entire holdings in Scopus Video Networks Ltd. The increase in operating income and net income during the first half and Q2 2007 as compared with the corresponding period last year also stems from the above reasons, as well as that in the corresponding periods last year provisions were made for impairment in venture capital investments.

2.1.4     Other Holdings business segment

                                                  First half of the year       Second quarter of the year
                                                --------------------------  -----------------------------
                                                    2007          2006           2007              2006
                                                ------------  ------------  -------------  --------------
                                                                      NIS millions
                                                ---------------------------------------------------------
        Contribution of business segment              1             2              1                5


The change in the segment's financial results in the second quarter of 2007 compared with the same period in 2006 derives from an improvement in the results of Epsilon's operations. Changes in the segment's financial results in the first half of 2007 as compared with the corresponding period last year stems mainly from the fact in 2006 operating results of Epsilon were only included in Q2, starting with the acquisition date, whereas in 2007 Epsilon's operating results were included for the first two quarters.

3.     Main changes in the holdings of the Company and investees during Q2 2007

3.1 In April 2007, Koor completed the sale of its holdings (56.5%) in Sheraton Moriah Israel Ltd. to Azorim Tourism Ltd., which is controlled by Azorim Development & Construction Company Ltd. and Boymelgreen Capital Ltd, for USD 24 million, of which USD 14.9 million were actually received in cash and the balance of USD 9.1 million will be received not later than March 27, 2008. Upon completion of the transaction Koor was released from guarantees to the banks in the sum of USD 9.2 million. On account of the deal Koor recorded a capital gain of about NIS 14 million in this quarter. For further details on this matter, see Note 3(d) to the financial statements.

3.2 In June 2007, Koor completed the sale of its holdings (9.16%) in Knafaim Holdings Ltd for USD 13.7 million. On account of the transaction Koor recorded a capital gain of about NIS 15 million this quarter. For further details on this matter, see Note 3(e) to the financial statements.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

3.3 On May 14, 2007, Koor announced that it was considering announcing a special tender offer for 5% - 10% of the shares of Makhteshim Agan.

3.4 During the quarter, Koor invested USD 2.5 million in the Indivision private equity fund, which invests in the retail sector in India. After the end of the quarter, Koor invested another USD 1.5 million in the fund. Koor's total commitment to invest in the fund is USD 15 million, of which Koor has invested USD 5.25 million at the Report Date.

3.5 At the beginning of April 2007, Veraz Networks Inc. ("Veraz"), an affiliated company of ECI, completed an initial public offering of its common stock to the pubilc in the USA, in which it raised gross proceeds of USD 54 million (before underwriting discounts and expenses), selling 6,750,000 ordinary shares at USD 8 per share. As part of the offering, ECI has sold part of its holdings in Veraz for a total consideration of USD 18 million (before underwriting discounts). As a result of the public offering, ECI's holding percentage in Veraz decreased from 40.1% to approximately 27.5%. Following the IPO, in accordance with Israel GAAP, ECI recorded income of USD 12.5 million and USD 27.5 million in Q1 and Q2 2007 respectively. In respect of these gains of ECI, Koor recorded a profit of about NIS 15 million in the first quarter of 2007, and a profit of about NIS 31 million in the second quarter of 2007. For further details, see Note 3(b) to the financial statements.


4.     Dividend

4.1 At the date the financial statements were approved, the Company's Board decided to distribute a cash dividend of NIS 150 million, which represent NIS 9.0202 per share. Distribution of the dividend will take place on September 6, 2007, with the record date being August 22, 2007 and the exdividend date August 23, 2007.

5.     The financial situation and sources of finance

5.1 The total assets of the Company and its consolidated companies at June 30, 2007 came to NIS 5,817 million, as compared with NIS 5,504 million at December 31, 2006.

5.2 Investments in affiliates in the Company's consolidated balance sheet at June 30, 2007 came to NIS 3,581 million, as compared with NIS 3,322 million at December 31, 2006.

5.3 The Company's shareholders' equity at June 30, 2007 came to NIS 2,548 million, as compared with NIS 2,189 million at December 31, 2006.

5.4 Current assets exceeded current liabilities in the consolidated balance sheet at June 30, 2007 by NIS 1,579 million, as compared with NIS 860 million at December 31, 2006.

5.5 Koor's financial liabilities exceeded Koor's financial assets at the balance sheet date by NIS 1.37 billion. This balance does not include future receipts of about NIS 235 million that are expected to be received during 2007 and 2008 as a result of transactions concluded in 2006, and expected receipts of USD 330 million from the ECI transaction (as detailed in section 7.1 hereafter).

5.6 In the first half of 2007 Koor received dividends from investees amounting to NIS 17 million, most being dividends distributed by one of the venture capital investments of Koor Corporate Venture Capital and Epsilon. In the corresponding period last year Koor received dividends

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

       from investees amounting to NIS 62 million, most being dividends distributed by Makhteshim Agan. In Q2 2007 Koor received dividends from investees amounting to approximately NIS 14 million. In the corresponding quarter last year Koor received dividends from investees amounting to approxiamtely NIS 40 million, and in addition received as a dividend in kind shares in ECTel, whose value at distribution date was approximately NIS 16 million.

5.7 In the first half of 2007 net revenues from the divestment of investments came to about NIS 279 million. In Q2'2007 net revenues from the divestment of investments came to about NIS 90 million. In Q2 and the first half of 2006 net revenues from the divestment of investments came to about NIS 38 million.

5.8 In the first half and Q2 2007 Koor granted loans and invested in investees approximately NIS 13 million. In the first half and Q2 2006 Koor granted loans and invested in investees approximately NIS 317 million and NIS 285 million respectively.

5.9 In May 2007 the Company raised NIS 640 million from institutional investors for a private placement of debentuers series H of the Company by way of expansion of a series listed on the Tel Aviv Stock Exchange. The debentures were rated A+/Stable by Maalot. The debentures were offered at a premium reflecting an effective annual interest rate of 4.05% linked to the CPI.

6.     Delisting of ADRs of the Company from the New York Stock Exchange

During the quarter, the Company delisted its ADRs from the New York Stock Exchange and gave notice of termination of the ADR program and of its intention to deregister at the American Exchange Commission when it complies with the guidelines enabling it.

This decision was made after a careful consideration of various factors, the main ones being these:

[a]    The limited number of US holders.

[b] The low trading volume of Koor's ADRs on the NYSE comapred with the relatively high level of trading volume of its shares in TASE.

[c]    The ongoing costs of the ADR program.

[d] The high costs associated with Koor being a reporting company under US securities laws.

[e]    Koor's shares will continue to be traded on the TASE.

[f] Koor will continue to be obliged to file public reports with the Israeli Securities Authority in accordance with Israeli securities laws.

For further details, see Note 5(2) to the financial statements.

7.     Main events subsequent to the balance sheet date

7.1 In July 2007, Koor announced that ECI had signed an agreement for the sale of its enire share capital to a group of investors headed by Swarth Group, which is controlled by Mr. Shaul Shani, for $10 per share. Koor has undertaken towards the buyers to exercise the voting power of its shares in ECI for approval of the merger transaction. This undertaking will expire if the board of directors of ECI changes its recommendation to approve the acquisition of ECI by the current buyers. The transaction is subject to approvals, including an approval of the general meeting of the shareholders of ECI by a 75% majority. In the event of the closing of the abovementioned transaction, Koor expects to receive approximately USD

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

       330 million in consideration of its holdings in ECI's shares, and based on the financial statements of ECI for the second quarter and the exchange rate of the US dollar at August 13, 2007, Koor will record a profit of approximately NIS 569 million. For further details, see Note 6 to the financial statements.

8.     Contribution to the community

The Company views contribution and support to the community in Israel as worthy of integration into its activities. During the first half of 2007 and up to the Report Date, the Company has donated approximately NIS 2.5 million to various projects and associations, mainly in education, health and public welfare. Of this amount, about NIS 1.4 million was donated specifically for residents of the Northern part of Israel and the town of Sderot.

9.     Internal Auditing in the Company

9.1    The internal auditor and compliance with terms

9.1.1  The name of the internal auditor in the corporation: Ezra Yehuda, CPA

9.1.2  Beginning of service: 7.22.1998.

9.1.3 His qualifications for the position: CPA, B.A. in accounting and economics and MBA (cum laude), both from Tel Aviv University, majoring in finance and management. About 35 years' of experience. His firm of auditors was established in 1988, and specializes in internal auditing from the aspects of finance, operations and computer control.

9.1.4 The internal auditor is not an interested party or officer in the Company or a relative of any of those, nor is he the auditing accountant of the Company or acting on its behalf. The internal auditor does not hold another position in addition to his position as internal auditor. To the best of the Company's knowledge, the internal auditor does not hold another position that creates or is liable to create a conflict of interest with his position as an internal auditor at Koor.

9.1.5 To the best of the Company's knowledge, the internal auditor does not hold any securities of the Company or of entities related to it. The internal auditor has no material business relations or other material connections with the Company or with an entity related to it, other than his employment by the Company as internal auditor as part of the Company's assessments of its compliance with the US Sarbanes-Oxley Act, and his being internal auditor of several subsidiaries of the corporation.

9.1.6  Employment status: Service provider through his firm.

9.2 Appointment of the internal auditor: The appointment of the internal auditor was approved by the Audit Committee at its meeting on July 1, 1998, and by the Board of Directors at its meeting on July 22, 1998, after taking into consideration his education, qualifications and experience in internal auditing, and the type, scope and complexity of the activities of the Company.

9.3 The function the internal auditor reports to: the Chairman of the Board of the Company.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

9.4 The work plan of the itnernal auditor: The work plan is in an annual format. The considerations in determining the work plan are the character of the Company's activities and the fact that it is a holding company, the need for monitoring for maintaining a proper auditing proceeding in subsidiaries and investees, the probability that faults and exposures exist in the activities of the Company, and the strive to audit material matters in the Compny's activities at least once every four years. The entities involved in determining the work plan are the internal auditor, the Company's Management, and the Audit Committee, which approves the plan. The internal auditor has discretion to deviate from the work plan, subject to a report to the Audit Committee and receipt of its approval for the proposed change.

9.5 Auditing abroad or auditing investees: The internal auditor operates in the Company and in a number of its subsidiaries. Other investees have their own internal auditor. The annual internal audit plan includes reference to carrying out internal audits in the significant investees of the Company.

9.6 Scope of employment: About 250 work-hours per year as per the work plan, of which about 250 hours were utilized in 2006, and about 150 hours since the beginning of 2007 and up until the Report Date. In the opinion of the Audit Committee, the internal audit work plan and the scope of employment determined for realizing that plan, tally with the needs of the Company. If necessary, the Company has an option to expand the scope of the employment.

9.7 Conducting the audit: The audit is conducted in accordance with accepted professional standards as provided in the Internal Audit Law.

9.8 Access to information: The internal auditor and his employees are given access to information as prescribed in Section 9 of the Internal Audit Law. This includes constant and direct access to the information systems of the Company and its wholly-owned subsidiaries.

9.9 Reports of the internal auditor: The internal auditor's reports are submitted in writing. During 2006, five reports were submitted relating to five subjects, and in the first half of 2007, two reports have been submitted on two subjects. The internal audit reports are distributed to the Chairman of the Board, the chairman of the Audit Committee and to the Company's Management. The reports were distributed prior to meetings of the Audit Committee, which discussed them at its meetings on February 26, 2006, March 21, 2006, May 23, 2006, December 25, 2006, May 13, 2007 and
       August 15, 2007.

9.10 Board of Directors' assessment: In the opinion of the Board of Directors, the scope, character and continuity of the activities of the internal auditor and his work plan, are reasonable in the circumstances, and can realize the aims of internal auditing in the Company.

9.11 Consideration: The consideration paid to the internal auditor is based on work-hours actually utilized. In 2006 the internal auditor was paid in this year approximately NIS 83 thousand for his work, and in the first half of 2007 he has been paid until now approximately NIS 13 thousand.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

10.    Report on market risks exposure and management

10.1   The Company

       Mr. Oren Hillinger is responsible for managing the market risks to which Koor is exposed.

       Market risks - Koor is exposed directly to market risks as a result of changes in currency exchange rates and in rates of inflation in Israel, as well as market variables that influence the markets in which its holdings are traded and as a result, the value of those holdings. In addition, Koor is indirectly exposed to various market risks that affect the performance of its investees.

       The lion's share of Koor's debt is in bank loans and debentures that are NIS denominated, CPI-linked, and bare fixed-interest and whose fair value from time to time is influenced by changes in interest rates in the market. Following an offering of CPI-linked debenture, as stated in
       Note 5 (2) to the financial statements, the Company's exposure to the CPI during the reporting period has increased.

       a. The Company does not manage the risks of its investees. Hereunder are the linkage terms of monetary balances and the derivative positions of Koor and its wholly-owned subsidiaries, for which the Company manages the currency exposure, at June 30, 2007.

        b. Koor's linkage terms of monetary balances composition as at June 30, 2007 (in NIS millions):

                                               Dollar     Other
                                                 or      currency                  Non-
                                      CPI-     dollar-   or linked                 monetary      Tradable
                                     linked    linked     thereto     Unlinked     item           assets       Total
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Assets
          Current assets               185       486         19          915           2            252         1,859
          Investments in
            affiliates*                 28                                24         3,569                      3,621
          Other investments and
            receivables                           67                                   14                        81
          Fixed and other assets                                                       78                        78
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Total assets                 213       553         19          939         3,663          252         5,639
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Liabilities
          Current liabilities
            (excl. maturities)         (60)      (9)         (3)         (86)         (3)                       (161)
          Long-term liabilities
            (incl. maturities)       (2,921)     (9)                                                           (2,930)
          Minority interest in
            shareholders' equity
            of consolidated
            companies
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Total liabilities          (2,981)     (18)        (3)         (86)         (3)                      (3,091)
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Assets less liabilities,   (2,768)     535         16          853         3,660          252         2,548
            net                     ========  ========= ==========  ===========  ===========   ============  =======

          * Including loans to affiliates.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

       c.   Koor's derivative positions as at June 30, 2007 (in NIS millions):

                                                                                 CPI / NIS
                                                          --------------------------------------------------
                                                           Nominal                         Nominal
                                                            value       Fair value          value      Fair value
                                                          -----------  ------------  ---  ---------   -----------
                                                               Up to one year                More than one year
                                                          -------------------------  ---  -----------------------
                                                             LONG          LONG              LONG         LONG
                                                          ----------  -------------  ---  -----------  ----------
       1.   Forward contracts for hedging (1)                700           (10)               400           -

       (1) These contracts are intended to hedge Koor's index-linked liabilities, so that in the event the actual CPI rises above the index level stipulated in the contract, Koor will receive the difference, and if the opposite occurs, Koor will pay the difference.

       d. Consolidated linkage terms of monetary balances composition as at June 30, 2007 (in NIS millions):


                                               Dollar     Other
                                                 or      currency                  Non-
                                      CPI-     dollar-   or linked                 monetary      Tradable
                                     linked    linked     thereto     Unlinked     item           assets       Total
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Assets
          Current assets               165        538         24         918           82           253        1,980
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Investments in affiliates     25        58                                 3,498                     3,581
          Other investments and
            receivables                           14                                  112                        126
          Fixed and other assets                                                      129                        129
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Total assets                 190        610         24         918         3,821          253        5,816
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Liabilities
          Current liabilities
            (excl. maturities)         (61)      (102)       (3)        (108)         (7)                       (281)
          Long-term liabilities
            (incl. maturities)       (2,928)     (36)                    (17)         (3)                     (2,984)
          Minority interest in
            shareholders' equity
            in consolidated
            companies                                                                 (3)                        (3)
                                    --------  --------- ----------  -----------  -----------   ------------  -------
          Total liabilities          (2,989)     (138)       (3)        (125)         (13)                    (3,268)
                                    --------  --------- ----------  -----------  -----------   ------------  --------
          Assets less liabilities,   (2,799)      472         21         793         3,808          253        2,548
            net                     ========  ========= ==========  ===========  ===========   ============  ========


      e.   Consolidated derivative positions at June 30, 2007 (in NIS millions):

                                                                                 CPI / NIS
                                                          --------------------------------------------------
                                                           Nominal                         Nominal
                                                            value       Fair value          value      Fair value
                                                          -----------  ------------  ---  ---------   -----------
                                                               Up to one year                 More than one year
                                                          -------------------------  ---  -----------------------
                                                             LONG          LONG              LONG         LONG
                                                          ----------  -------------  ---  -----------  ----------
          1. Forward contracts for hedging (1)               700           (10)               400          -

         (1) These contracts are intended to hedge Koor's index-linked liabilities, so that in the event the actual CPI rises above the index level stipulated in the contract, Koor will receive the difference, and if the opposite occurs, Koor will pay the difference.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

10.2 Report on market risks to which the significant investees of Koor are exposed, where such exposure is likely to have a material impact upon Koor - Koor's policy for risk management is in fact only implemented for Koor itself. Koor does not set this policy for its investees, and for the reporting period had not taken steps to hedge market risks arising from the activities of its consolidated companies. However, Koor's exposure to market risks in the activities of its investees is material, and how it should be handled is periodically reconsidered and might change from time to time. Exposure to market risks arising from its consolidated companies is not material for Koor.

         Below is condensed information accroding to the reports of significant affiliates whose exposure to market risks could materially impact Koor:

         Makhteshim Agan (holding at Report Date: 39.2%):
         ------------------------------------------------

         Makhtshim Agan operates in the agrochemical sector and is therefore exposed to sectoral risks arising from changes in external factors such as competition in the sector, agricultural policy and weather conditions, as well as other factors that influence the demand for its products. Makhteshim Agan runs its business in different environments and operates in different currencies. Because of its activities, it is exposed to market risks that include changes in exchange rates (mainly with regard to the Euro, the Shekel and the Brazilian Real against the dollar, which is the company's functional currency); limited adjustment of product prices to the prices of the raw materials in order to reduce the exposure - Makhteshim Agan customarily enters into long-term purchase contracts where this is possible; and changes in the LIBOR interest rate in respect of short- and long-term liabilities. The board of directors of Makhteshim Agan approved a policy of using financial derivatives for reducing exposure to changes in exchange rates. For further details, see section 9.2 in Part A of this report (description of the company's business).

         ECI (holding at the report date: 27.8%):
         ----------------------------------------

         ECI operates in the field of telecommincations equipment, and is therefore exposed to sectoral risks arising from changes in external factors such as growth rates in the markets in which it operates, competition in the sector, dependence on certain customers, and other factors that influence the demand for its products. ECI is exposed because of its activities, to market risks that include changes in the exchange rate of the shekel against the dollar, which is the company's functional currency. For further details, see section 10.2 of Part A of this report (description of the company's business).

10.3   Sensitivity analysis tables for sensitive financial instruments included
       ------------------------------------------------------------------------
       in the consolidated financial statements at June 30, 2007, in accordance
       ------------------------------------------------------------------------
       with changes in market factors
       ------------------------------

         Sensitivity analysis on changes in interest rates
         -------------------------------------------------


                                                                       Profit (Loss) from Changes in
                                                                                Interest Rate
                                                                --------------------------------------------
                                                                R  i  se    o  f          F  a  l  l    o  f
                                                                --------------------------------------------
                                                Fair value         10%           5%           10%        5%
                                               -----------      ---------    ---------    ---------  -------
                   Instrument type                                           Million NIS
        ------------------------------------   -------------------------------------------------------------

        Debentures                                 (1,647)         32            16           (32)      (16)
        Loans from banks                           (1,365)         11             5           (11)       (5)

                                                -----------      ---------    ---------    ---------  -------
                                                   (3,012)         43            21           (43)      (21)
                                                ===========      =========    =========    =========  =======

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

     Sensitivity analysis on changes in the exchange rate of the US dollar
     ---------------------------------------------------------------------


                                                                  Profit (Loss) from Changes in the Dollar
                                                                                Exchange Rate
                                                                --------------------------------------------
                                                                R  i  se    o  f          F  a  l  l    o  f
                                                                --------------------------------------------
                                                Fair value         10%           5%           10%        5%
                                               -----------      ---------    ---------    ---------  -------
                   Instrument type                                           Million NIS
        ------------------------------------   -------------------------------------------------------------

         Long-term deposits and loans (incl.
          current maturities)                         5              -             -              -             -
        Debtors and short-term debit balances         8              1             -             (1)            -
        Trade receivables                            48              5             2             (5)           (2)
        Short-term deposits and loans                11              1             1             (1)           (1)
        Cash and cash equivalents                   470             47            24            (47)          (24)
        Long-term loans from banks                   (9)            (1)            -              1             -
        Other long-term liabilities                 (23)            (2)           (1)             2             1
        Suppliers,   creditors   and   credit
          balances                                  (75)            (8)           (4)             8             4
        Short-term bank credit                      (35)            (3)           (2)             3             2
                                                -----------      ---------    ---------    ---------  -------
                                                    402             40            20            (40)          (20)
                                                ===========      =========    =========    =========  =======

         Sensitivity analysis on changes in the exchange rate of the Euro
         ----------------------------------------------------------------


                                                                  Profit (Loss) from Changes in the Dollar
                                                                                Exchange Rate
                                                                --------------------------------------------
                                                                R  i  se    o  f          F  a  l  l    o  f
                                                                --------------------------------------------
                                                Fair value         10%           5%           10%        5%
                                               -----------      ---------    ---------    ---------  -------
                   Instrument type                                           Million NIS
        ------------------------------------   -------------------------------------------------------------

        Trade receivables                             3              -             -           -         -

         Sensitivity analysis on changes in the CPI
         ------------------------------------------


                                                                     Profit (Loss) from Changes in the CPI
                                                                --------------------------------------------
                                                                R  i  se    o  f          F  a  l  l    o  f
                                                                --------------------------------------------
                                                Fair value         10%           5%           10%        5%
                                               -----------      ---------    ---------    ---------  -------
                   Instrument type                                           Million NIS
        ------------------------------------   -------------------------------------------------------------

        Short-term deposits and loans                11              -             -            -        -
                                               -----------      ---------    ---------    ---------  -------

                                               ===========      =========    =========    =========  =======

         Sensitivity analysis on changes in tradable securities prices
         -------------------------------------------------------------


                                                                      Profit (Loss) from Changes to the
                                                                        Prices of Tradable Securities
                                                                --------------------------------------------
                                                                R  i  se    o  f          F  a  l  l    o  f
                                                                --------------------------------------------
                                                Fair value         10%           5%           10%        5%
                                               -----------      ---------    ---------    ---------  -------
                   Instrument type                                           Million NIS
        ------------------------------------   -------------------------------------------------------------

        Investment in tradable securities           411             41            21          (41)      (21)
                                               -----------      ---------    ---------    ---------  -------

                                               ===========      =========    =========    =========  =======


                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

         Sensitivity test for changes in the CPI - segments
         --------------------------------------------------


                                                                     Profit (Loss) from Changes in the CPI
                                                                --------------------------------------------
                                                                R  i  se    o  f          F  a  l  l    o  f
                                                                --------------------------------------------
                                                Fair value         0.2%          0.1%         0.2%      0.1%
                                               -----------      ---------    ---------    ---------  -------
                CPI forward contract                                              Million NIS
        ------------------------------------   -------------------------------------------------------------

        Hedging - recognized for accounting          10              2             1           (2)       (1)
                                               -----------      ---------    ---------    ---------  -------

                                               ===========      =========    =========    =========  =======


11. Quantitative effect of transition to international financial reporting standarts (IFRS)

In July 2006 the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards ("IFRS")" ("Standard 29"). Standard 29 provides that entities subject to the Securities Law, 5728-1968, and required to report according to the standards of that law, will prepare their financial statements according to the IFRS for periods commencing January 1, 2008 or thereafter. First-time adoption of IFRS will include application of the provisions of IFRS 1, "First Time Adoption of International Financial Reporting Standards", for the transition.

Under Standard 29, the Company must include, in a note to its financial statements as at December 31, 2007, the balance sheet data for December 31, 2007 and the statement of operation data for the year then ended, after application of the principles of recognition, measurement and statement of IFRS.

Koor has prepared for the adoption of IFRS and examined the effect of transition from Israeli GAAP existing at the report date to IFRS, and the material effects expected to derive to the Group as a result of the adoption of those standards. Based on this assessment, the Company is making estimates as to the effect of the transition from Israeli GAAP existing at the report date to IFRS. Naturally, the preparation process has not yet been completed, and its completion is expected with the filing of the financial statements at Decemebr 31, 2007, which will include an extensive quantitative note, audited by the auditing accountant, on the effects of the transition.

Koor's Management has appointed Mrs. Michal Yageel, the Company's comptroller, to be in charge of the process of adoption of the IFRS.

Below are the stages of the process, as determined by the Company's Management, and which shall be completed by December 31, 2007:

o    Review of IFRS.

o Mapping of the IFRS relevant to the Company and which require thorough examination of their implications on the financial statements.

o Setting a uniform accounting policy for the Company and its investees, for implementation in the consolidated financial statements of the Company.

o Identification and screening of consultants (assessors, actuaries and appraisers) who will be consulted by the Company and its investees on the application of the IFRS.

o Designation and documentation in the Company and its investees concerning the classification of financial instruments and concerning accounting recognition / non-recognition in relation to hedging at the transition date, as required by IFRS-1.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

o Valuations for substantiating the balance sheet value of associated companies in which the investment includes as excess cost which is not amortized in a material amount.

o Actuarial assessments of liabilities in respect of employee severance at the transition date.

o Valuations for determining the fair value of investments in other companies.

o Quantitative analysis of the main implications expected to derive to the Company from the adoption of IFRS at January 1, 2007.

o Identification of significant contracts, engagements or agreements which will be influenced by the adoption of IFRS, whether their provisions will be changed in the light of the transition or whether based on or relating to any data or indexes in which a change will occur as a result of the transition.

o Receipt of the assessments of legal advisers as to the fair value of legal claims at the transition date and at the end of the second quarter.

o Completion of the qualitative and quantitative analysis of the additional implications which can be expected to derive from the adoption of the IFRS.

o Preparation of a balance sheet at December 31, 2007 in accordance with the IFRS.

o Preparation of a statement of operation for 2007 in accordance with the IFRS.


Below we present existing information or estimates of the quantitative implication of the transition to international financial reporting standards on the financial statements:

Based on the preparation situation at the reporting date and subject to changes that are liable to derive from continuing the process of collecting the information and its adjustment to IFRS principles and to changes that are liable to derive from developments in the interpretation of the IFRS, below is an estimate of the material financial implications of the transition from Israeli GAAP to IFRS on the financial condition of the Company, consolidated, at January 1, 2007 (the transition date). Since approval of the first financial statements in which information will be applied or disclosed according to the IFRS in the primary financial statements will be in the future, the Board of Directors could conceivably see fit to change the accounting policy on which such information is based. Furthermore, disclosure is given for the material financial implications of the transition on the financial condition of the Company at June 30, 2007, if those implications differ significantly from the effects of the transition on the financial condition at the transition date.

It is emphasized that the information below is neither reviewed nor audited.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

     11.1 Items in the consolidated balance sheet for January 1, 2007 (opening balance sheet in accordance with IFRS) where the impact of the transition to reporting according to IFRS is expected to be material:


------------------------------------------------------------------------------------------------------------------------------------
                                       Impact of                                              Other impacts
                                    adoption of new
                                       accounting
                                      standards in
                                     Israel in 2007
------------------------------------------------------------------------------------------------------------------------------------

                                                        Inclusion of
                                                          foreign                                                 Re-
                                                         currency      Implementat                          classification
                                 Valuation  Reestablish  translation     ion of    Valuation of              of financial
                                   of         ment       adjustments    actuarial    derivative               instruments
                                   real       of        and other     calculations   financial                from capital
                                  estate      expenses  capital         and the     instruments              to liabilities
                                 investment   for R&D   reserves in    corridor    at fair value  Correction   and change
                                    and       projects  retained       method in    and change    of deferred     in
                                presentation acquired   earnings as    recording  classification  profit from  unbundling
                                    as          in         at the    liabilities      in the        inter-    of debt and
                         Israeli  separate   business   transaction    for employee   balance      company       equity
                           GAAP     item    combination    date         benefits       sheet        sales     components
------------------------------------------------------------------------------------------------------------------------------------
Note                                1            2           3            4              5            6          7
------------------------------------------------------------------------------------------------------------------------------------
Current assets
--------------
------------------------------------------------------------------------------------------------------------------------------------
Short term deposits and
  investments              696                                                                                 (201)
------------------------------------------------------------------------------------------------------------------------------------
Receivables and debit
  balances                  64                                                                                  239
------------------------------------------------------------------------------------------------------------------------------------
Other current assets       337
------------------------------------------------------------------------------------------------------------------------------------
Long term investments
  and liabilities
---------------------
------------------------------------------------------------------------------------------------------------------------------------
Investments in investees  3322      33        2                          (33)            (5)          35
------------------------------------------------------------------------------------------------------------------------------------
Other investments and      179
  trade receivables
------------------------------------------------------------------------------------------------------------------------------------
Real estate for              -     108
  investment
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets                90     (80)
------------------------------------------------------------------------------------------------------------------------------------
Other assets & deferred
  tax credits                1
------------------------------------------------------------------------------------------------------------------------------------
Assets attributed to
  discontinued
  operations               815
------------------------------------------------------------------------------------------------------------------------------------
Total assets              5504      61        2        -                 (33)            (5)         35         -
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                            Other impacts




------------------------------------------------------------------------------------------------------------------------------------


                            Re-
                        classification
                          of leased                    Reversal of        Re-
                         properties                   capitalization  classification
                          from the                         of           of minority
                         Israel Lands     Change in     earnings       interests as
                         Authority to     method of      due to         separate
                           deferred      recognition  capitalization     item in
                          expenses      of gain from       of           Company's
                             and         the sale of   earnings by     shareholders'
                         amoritization    companies      investees        equity          Other           IFRS
--------------------------------------------------------------------------------------------------------------------
Note                           8              9            10              11
--------------------------------------------------------------------------------------------------------------------
Current assets
--------------
--------------------------------------------------------------------------------------------------------------------
Short term deposits and
  investments                               (201)                                                         495
--------------------------------------------------------------------------------------------------------------------
Receivables and debit
  balances                                   239                                             1            304
--------------------------------------------------------------------------------------------------------------------
Other current assets                                                                                      337
--------------------------------------------------------------------------------------------------------------------
Long term investments
  and liabilities
---------------------
--------------------------------------------------------------------------------------------------------------------
Investments in investees      (8)                                                            2           3348
--------------------------------------------------------------------------------------------------------------------
Other investments and                                                                       (5)           174
  trade receivables
--------------------------------------------------------------------------------------------------------------------
Real estate for                                                                                           108
  investment
--------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                               10
--------------------------------------------------------------------------------------------------------------------
Other assets & deferred
  tax credits                                                                                               1
--------------------------------------------------------------------------------------------------------------------
Assets attributed to
  discontinued
  operations                 (12)                                                                         803
--------------------------------------------------------------------------------------------------------------------
Total assets                 (20)             38               -              -             (2)          5580
--------------------------------------------------------------------------------------------------------------------


                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                       Impact of                                              Other impacts
                                    adoption of new
                                       accounting
                                      standards in
                                     Israel in 2007
------------------------------------------------------------------------------------------------------------------------------------

                                                        Inclusion of
                                                          foreign                                                 Re-
                                                         currency      Implementat                          classification
                                 Valuation  Reestablish  translation     ion of    Valuation of              of financial
                                   of         ment       adjustments    actuarial    derivative               instruments
                                   real       of        and other     calculations   financial                from capital
                                  estate      expenses  capital         and the     instruments              to liabilities
                                 investment   for R&D   reserves in    corridor    at fair value  Correction   and change
                                    and       projects  retained       method in    and change    of deferred     in
                                presentation acquired   earnings as    recording  classification  profit from  unbundling
                                    as          in         at the    liabilities      in the        inter-    of debt and
                         Israeli  separate   business   transaction    for employee   balance      company       equity
                           GAAP     item    combination    date         benefits       sheet        sales     components
------------------------------------------------------------------------------------------------------------------------------------
Note                                1            2           3            4              5            6          7
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities      (237)                                                          (3)
-------------------
------------------------------------------------------------------------------------------------------------------------------------
Long term liabilities,
  after deduction of
  maturities
---------------------
------------------------------------------------------------------------------------------------------------------------------------
Financial liabilities    (2335)                                                                              (18)
------------------------------------------------------------------------------------------------------------------------------------
Liabilities for
  termination of
  employer-employee
  relations, net              (2)                                        (1)
------------------------------------------------------------------------------------------------------------------------------------
Liabilities attributed
  to discontinued
  operations                (738)
------------------------------------------------------------------------------------------------------------------------------------
Minority interests            (2)
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities          (3314)     -           -          -           (1)            (3)            -      (18)
------------------------------------------------------------------------------------------------------------------------------------
Equity
------
------------------------------------------------------------------------------------------------------------------------------------
Share capital                565
------------------------------------------------------------------------------------------------------------------------------------
Premium on share capital    2255                                                                              (16)
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings            724     53           2        (234)        (34)            (9)           35       (2)
------------------------------------------------------------------------------------------------------------------------------------
Funds from conversion
  differences               (234)                           234
------------------------------------------------------------------------------------------------------------------------------------
Hedge funds                    -                                                         1
------------------------------------------------------------------------------------------------------------------------------------
Capital funds in               -
  respect of assets
  available for sale
------------------------------------------------------------------------------------------------------------------------------------
Capital funds in               3
  respect of a
  share-based payment
------------------------------------------------------------------------------------------------------------------------------------
Other capital funds          325
------------------------------------------------------------------------------------------------------------------------------------
Total equity attributed     2189      53         2                      (34)          (8)             35       (18)
  to the company's
  shareholders
------------------------------------------------------------------------------------------------------------------------------------
Minority rights                -      8
------------------------------------------------------------------------------------------------------------------------------------
Total equity capital        2189     61          2            -         (34)          (8)             35       (18)
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
                                            Other impacts




------------------------------------------------------------------------------------------------------------------------------------


                            Re-
                        classification
                          of leased                    Reversal of        Re-
                         properties                   capitalization  classification
                          from the                         of           of minority
                         Israel Lands     Change in     earnings       interests as
                         Authority to     method of      due to         separate
                           deferred      recognition  capitalization     item in
                          expenses      of gain from       of           Company's
                             and         the sale of   earnings by     shareholders'
                         amoritization    companies      investees        equity          Other         IFRS
--------------------------------------------------------------------------------------------------------------------
Note                           8              9            10              11
--------------------------------------------------------------------------------------------------------------------
Current liabilities                                                                                     (240)
-------------------
--------------------------------------------------------------------------------------------------------------------
Long term liabilities,
  after deduction of
  maturities
----------------------
--------------------------------------------------------------------------------------------------------------------
Financial liabilities                                                                                  (2353)
--------------------------------------------------------------------------------------------------------------------
Liabilities for
  termination of
  employer-employee
  relations, net                                                                                          (3)
--------------------------------------------------------------------------------------------------------------------
Liabilities attributed
  to discontinued
  operations                                                               73                           (665)
--------------------------------------------------------------------------------------------------------------------
Minority interests                                                          2                              -
--------------------------------------------------------------------------------------------------------------------
Total liabilities              -              -            -               75                          (3261)
--------------------------------------------------------------------------------------------------------------------
Equity
------
--------------------------------------------------------------------------------------------------------------------
Share capital                                                                                             565
--------------------------------------------------------------------------------------------------------------------
Premium on share capital                                                                                 2239
--------------------------------------------------------------------------------------------------------------------
Retained earnings            (14)            38          325                                  5          (559)
--------------------------------------------------------------------------------------------------------------------
Funds from conversion
  differences                                                                                               -
--------------------------------------------------------------------------------------------------------------------
Hedge funds                                                                                                 1
--------------------------------------------------------------------------------------------------------------------
Capital funds in                                                                             (4)           (4)
  respect of assets
  available for sale
--------------------------------------------------------------------------------------------------------------------
Capital funds in                                                                             (3)            -
  respect of a
  share-based payment
--------------------------------------------------------------------------------------------------------------------
Other capital funds                                     (325)                                               -
--------------------------------------------------------------------------------------------------------------------
Total equity attributed      (14)            38                                              (2)         2241
  to the company's
  shareholders
--------------------------------------------------------------------------------------------------------------------
Minority rights               (6)                                          75                              77
--------------------------------------------------------------------------------------------------------------------
Total equity capital         (20)            38            -               75                (2)         2318
--------------------------------------------------------------------------------------------------------------------

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

Notes on the assessment of impact of the transition to IFRS

Impact seen in adoption of new accounting standards in Israel in 2007

1. In accordance with Israeli GAAP, until December 31, 2006 real estate was presented as an investment at its amortized cost price as part of the Group's fixed assets. According to IFRS, real estate for investment is shown separately in the balance sheet, and the Company has elected to recognize it at fair value. Changes in fair value are credited to profit and loss throughout the reporting period. The impact of the transition at January 1, 2007 is the reduction in fixed assets by about NIS 80 million, the recognition of real estate for investment for about NIS 108 million (at surveyors' valuations), and an increase in the retained earnings by about NIS 20 million. Further, the impact of the transition at January 1, 2007 for investees is an increase in investments in investees and an increase in the retained earnings of about NIS 33 million. This was reflected in the adoption of Israel Accounting Standard 16 as of January 1, 2007.

2. In accordance with Israeli GAAP, until December 31, 2007 the Group recognized R&D project expenses as expenses that were acquired as part of various transactions. In accordance with IFRS, such projects are intangible assets and are amortized over their useful lifetime. The impact of the transition over at January 1, 2007 is an increase in investments in investees against an increase in retained earnings of about NIS 2 million. This impact is reflected in the adoption of Israeli Accounting Standard 30 as of January 1, 2007.


Other expected effects

3. In accordance with the waiver in IFRS 1, the Company has elected to recognize the positive and negative fund balances in the conversion of the financial statements of the investees to surplus balances. The impact of the transition at January 1, 2007 is a reduction in surpluses of about NIS 234 million.

4. In accordance with Israeli GAAP, liabilities in respect of the termination of employee - employer relations are recognized in their full amount, on the assumption that all employees will be terminated under terms entitling them to full severance pay without taking into account capitalization rates, future salary increases and future resignations. At the time of the transition to IFRS, all net liabilities are measured in respect of benefits to employees following departure and of other long-term benefit plans in accordance with the provisions of IAS 19 in respect of employee benefits. Benefits after termination in respect of defined benefit plans are measured, inter alia, based upon actuarial assessments and capitalized results. The difference in measurement at January 1, 2007 is expected to be about NIS 1 million, debited to the surplus. Similarly, the measurement difference for investees is expected to be about NIS 33 million, debited to the surplus.

5. According to Israeli GAAP, there is no requirement to separate out derivatives embedded commercial contracts. According to IFRS, embedded derivatives in hybrid instruments must be separated and presented at their fair value at each balance sheet date, while differences in fair value are periodically recognized to profit and loss. Similarly, in accordance with Israeli GAAP, financial derivatives for hedge purposes are treated according to hedging accounting, even if they do not comply with the strict IFRS criteria. The impact of the transition to IFRS at January 1, 2007 is expected to be expressed as an increase of about NIS 3 million in liabilities, a reduction of about NIS 5 million in investments in investees for adjustments in investees and against a reduction in surpluses of about NIS 8 million.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

     According to IFRS, financial instruments of investees that meet accounting criteria for recognition as hedge transactions are presented at fair value and changes in fair value are credited to shareholders' equity as "hedge funds". The impact at January 1, 2007 is expected to be expressed by a reduction against surplus of about NIS 1 million against an increase in hedge funds.

6. In accordance with Israeli GAAP, inter-company transactions are cancelled out of the consolidated financial statements and deferred taxation is recorded at the tax rate of the selling company at the time of recognition for timing differences of the income between the financial statements and the payment of tax. In accordance with IFRS, deferred tax in respect of inter-company transactions in the consolidated financial statements is recorded at the tax rate of the purchasing company. The effect of the transfer at January 1, 2007 for adjustments made by investees is expected to be expressed as an increase in investments in investees of about NIS 35 million against retained earnings.

7. In accordance with Israeli GAAP, stock options issued to investors with an exercise supplement linked to the CPI are classified as shareholders' equity. Such stock options when issued as part of the issue of a parcel of stock options and debentures are separated from the debentures pro-rata to the fair value of the components of the parcel. According to IFRS, this type of stock option is classified as liabilities and are measured at their fair value at every balance sheet date, with changes in fair value being credited periodically to profit and loss. Similarly, in accordance with IFRS, the attribution of income in the issue of a parcel including a liability component measured using the interest method (debentures) and a liability component measured according to fair value (stock option with linked exercise supplement) is done in such a way that the income is first attributed to the liability component measured according to fair value, and the balance of income is allocated to the liability component measured using the interest method. The impact of the transition at January 1, 2007 is expected to be expressed as a reduction in premiums on shares and proceeds on account of stock options of about NIS 16 million, a net increase in financial liabilities of about NIS 18 million, and a reduction of retained earnings of about NIS 2 million.

8. According to Israeli common practice, lands leased from the Israel Lands Authority are classified as fixed assets and are not amortized. According to IFRS, in cases where the land is not considered the property of the Group, lease payments are classified as deferred expenses and are amortized over the lease period including an extension option in the event that at the time of the lease contract it was in fact certain that the option would be exercised. As a result, at January 1, 2007, it is expected that a reduction in assets from discontinued operations will be recorded for about NIS 12 million, a reduction in investments in investees of about NIS 8 million, a reduction in minority interest of about NIS 6 million, and a reduction in retained earnings of about NIS 14 million.

9. According to Israeli GAAP, the sale of financial assets occurs when the control over the financial assets is transferred. According to IFRS, the decision on the write-off of financial assets is based upon the transfer of the risks and benefits from ownership of the assets. As a result, in accordance with IFRS, since all risks and benefits were transferred to the purchaser, the Company fully wrote-off its entire investment in Elbit shares by NIS 201 million and recorded an increase in retained earnings at December 31, 2006 of NIS 38 million and an increase in receivables in respect of the sale of the shares of NIS 239 million. According to Israeli GAAP, in 2006 control of all shares had not been transferred to the purchaser, and therefore in 2007 the Company shall write-off the investment in those shares and recognize the income from the sale.

10. According to Israeli GAAP, up until the end of 1994 a company was obliged to capitalize income in its books to capital funds if capitalization took

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------


     place as stated in the books of the investee. In accordance with IFRS, a company is not required to carry out capitalization in such a case. The impact of the transition at January 1, 2007 is expected to be expressed as a reduction in capital funds of about NIS 325 million against a growth in retained earnings.

11. According to Israeli GAAP, minority interests of about NIS 2 million at January 1, 2007 are classified separately between long-term liabilities and shareholders' equity. In accordance with IFRS, minority interests in consolidated companies as a separate element of the Company's shareholders' equity. Similarly, shareholders' equity, according to Israeli GAAP, associated with discontinued operations in the sum of about NIS 73 million, is also classified, in accordance with IFRS, as a separate item in the Company's shareholders' equity.

11.2 The items in the income statement to June 30, 2007, and the assessment of the impact of the transition to reporting in accordance with IFRS:




        --------------------------------- --------------- -------------------------------------------------------------
                                                                         Six months ended June 20, 2007
        --------------------------------- --------------- -------------------------------------------------------------
                                                                                  NIS Millions
        --------------------------------- --------------- -------------------------------------------------------------
                                           Note on the       According to         Adjustment        According to IFRS
                                            adjustment       Israeli GAAP
        --------------------------------- --------------- ------------------- -------------------- --------------------
        Equity of Koor Group in the               1             234                   9                  243
          results of investees, net
        --------------------------------- --------------- ------------------- -------------------- --------------------
        Other income, net                         2              50                 (12)                  38
        --------------------------------- --------------- ------------------- -------------------- --------------------
        Finance expenses (income), net            3               6                   8                   14
        --------------------------------- --------------- ------------------- -------------------- --------------------
        Income from discontinued                  4              10                   7                   17
          operations, net
        --------------------------------- --------------- ------------------- -------------------- --------------------


               As a consequence of the impact of the transition on these items, income data will also be impacted as will earnings per share of the Company as reported according to IFRS.

Notes on the assessment of impact of the transition to IFRS

1. Derives from the Company's share with adjustments of investees, of which the main points are:

     o Recording of deferred taxes in connection with the offset of inter-company sales according to the tax rate of the purchasing company - income of about NIS 9 million (see 10.1 note 6).

     o Valuation of financial derivatives - income of about NIS 3 million (see 10.1 note 5).

     o Update of liabilities for end of employee - employer relationship using actuarial method - expense of about NIS 7 million (see 10.1 note
          4).

     o Minority interest of the above allocations - income of about NIS 2 million.

2. Derives from cancellation of capital gains from the sale of shares, which according to IFRS was recognized in 2006 (about NIS 10 million), and the cancellation of capital gains from the realization on conversion differences, which according to IFRS were classified as retained earnings at the transition date (about NIS 5 million) (see 10.1 note 9).

3. Includes expense of about NIS 18 million for the valuation of capital instruments classified as liabilities according to IFRS (see 10.1 note 7), expense of about NIS 1 million for cancellation of income from realization of conversion differences, which according to IFRS are classified as retained earnings at the transition date; includes income of about NIS 6

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

     million for the estimate of the balance of receivables in respect of the sale of shares that in accordance with IFRS was recognized in 2006; and also includes income of about NIS 5 million for valuation of financial derivatives.

4. Difference in capital gain from the sale of a previously consolidated company on account of a difference in book value of the investment on the transaction day between Israeli GAAP and IFRS, mainly because of amortization of capitalized leasing charges by the previously consolidated company in accordance with IFRS.

12.  Directors with accounting and financial expertise

Under Section 92(a)(12) of the Companies Law, 5759-1999, the minimum number of directors having accounting and financial expertise appropriate to the Company is set at two directors (including outside directors with such expertise). This takes into account the functions of the Board of Directors and the dutis imposed on it by the law, which includes its responsibility for preparing and approving the financial statements, the character of the accounting and financial issues that arise in preparing the financial statements of the Company in view of the business segments in which it oprates, the size and complexity of the Company, as well as taking into account the composition of the Board of Directors of the Company as a whole, which includes directors with business, managerial and professional experience enabling them to deal with the tasks of managing the Company , including its reporting tasks.

After assessing the education, experience, qualifications and knowledge of the members of the Board of Directors on business-accounting topics and financial reporting, the directors whom the Board of Directors sees as having accounting and financial expertise and the facts by virtue of which they can be seen as such, are these:

Nochi Dankner  -    LL.B. and B.A (Political science). Serves as chairman of the
-------------
                    board and CEO of IDB Holdings Corporation Ltd., chairman of the boards of directors of IDB Development Corporation Ltd., of Clal Industries & Investments Ltd. and of Discount
                    Investment Corporation Ltd. Serves and/or served as chairman and member of the boards of directorsof public and private companies of the IDB Group and of the Ganden Group. Served as member of the board of directors of Bank Hapoalim Ltd., as chairman of the credit committee and the prospectus committee of the board of directors of Bank Hapoalim Ltd.

Yitzchak Manor -    MBA. Serves as a director in public and private companies
--------------
                    in the IDB Group and as chairman of companies in the David
                    Lubinski Group Ltd., co-chairman of IDB holdiings Ltd., director and member of the balance sheet committee in Israel
                    Union Bank Ltd.

Ami Erel       -    B.Sc. in electrical engineering. Serves as CEO and
--------
                    business manager of Discount Investment Company Ltd. And of
                    Netvision Ltd, and as chairman of the board of Cellcom
                    Israel Ltd., and serves as director of Property and Building
                    Company Ltd. Supersol Ltd., Makhteshim Agan Industries Ltd., and of pther companies in the IDB Group. Served as chairman of the board and as CEO and business manager of Elron
                    Electronic Industries Ltd. And of Bezeq The Israel
                    Telecommunication corp. Ltd.

Gideon Lahav   -    B.A. in economics. Serves as a director of Paz Fuel Company
------------
                    Ltd and First International bank of Israel Ltd. Serves as chairman of the Audit Committee in the Company, a director in Discount Investments and chairman of the audit committee in Discount Investments. Served in the past as a director in other pubic companies, as CEO of Barclays Discount Bank.
                    Also served as CEO and then as chairman of Isael Discount
                    Bank Ltd.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

Avraham Asheri -    B.A. in economics and political science. Served as Director
--------------
                    of the Investments Center, Director General at the Ministry of Trade and Industry, Senior VP at Discount Bank responsible for the business sector, in charge of loans at Discount Bank, and eventually also as CEO of Discount Bank.
                    Serves as a director at Discount Mortgage Bank Ltd., Africa
                    Israel Investments Ltd. (external director and chairman of the Audit Committee), Elron Electronic Industries Ltd.
                    (chairman of the Audit Committee), Elbit Systems Ltd. and
                    Micronet Ltd.

Shlomo Rizman  -    B.A. in economics and political science from the Tel Aviv
-------------       Law and Economics Academy. Serves as Managing Director of
                    the Farmers Association, member of management at Amir Ltd.
                    and Accounting for Farmers Ltd., member of the board of directors of The Technion in Haifa, member of the finance committee and chairman of the buildings committee of the National Insurance Institute in Israel, member of the CEOs committee of the Coordination Office of Economic
                    Associations, and member of public associations.

13. Disclosure of the approval proceeding for the financial statements in a reporting corporation

13.1 The organs in the corporation in charge of overall control

     The  Board of Directors of the Company and its Audit Committee.

13.2 Processes undertaken by the entities in charge of overall control in the corporation prior to approval of the financial statements of the corporation

     The Board of Directors of the Company appointed the Audit Committee of the Company to serve as a "balance sheet committee", which presented it with the main issues of the detailed discussion concerning the financial statements and which makes recommendations to the Board concerning approval of the financial statements by the Board. The members of the balance sheet committee are Gideon Lahav, Avraham Asheri, Ayelet Ben-Ezer and Shlomo Rizman, who is an external director with financial expertise. The auditing accountant is invited to and attends the meetings of the balance sheet committee and of the Board of Directors at which the financial statements are discussed and approved, and he is required to explain the principal findings, if any, which arose during the audit or the review. The Company's internal auditor is also invited to these meetings.

     The balance sheet committee examines, with the aid of detailed presentations made by officers and others in the Company, including the CEO, Raanan Cohen, and the comptroller, Michal Yageel, the significant issues in the financial report, including transactions outside the ordinary course of the Company's business, if any, the material assessments and critical estimates applied in the financial statements, the reasonableness of the data, the accounting policy applied and the changes that have occurred in it, and the application of the principle of proper disclosure in the financial statements and the accompanying information. The balance sheet committee also examines various aspects of control and risk management, both those which are reflected in the financial statements (such as the reporting on financial risks) and those that affect the reliability of the financial statements. Where necessary, the balance sheet committee requests a comprehensive review of matters of particularly significant implication.

     For approval of the financial statements, the Audit Committee meets prior to the date of the Board of Directors meeting for comperhensive discussion of the material reporting issues and detailed discussion of the draft financial statements.

                              Koor Industries Ltd.

                                Directors' Report
                  For the First Half and Second Quarter of 2007
--------------------------------------------------------------------------------

14.  Directors

14.1 The Company's Board decided to appoint Mr. Haim Gavrieli as a director of the Company.

14.2 Change of Chairman of the Board

The chairman, Mr. Jonathan Kolber, announced his resignation from the Company's Board of Directors, effective from August 16, 2007, since he will be taking a sabbatical abroad. The Board thanked him for his work and contribution to the Company. The Board decided to convene a General Meeting and recommend that it appoint Mr. Ami Erel to the position of Chairman of the Board of Directors.














--------------------------------------      ------------------------------------
           Jonathan Kolber                              Raanan Cohen
  Chairman of the Board of Directors              Chief Executive Officer



Tel-Aviv, August 15, 2007